MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

Exhibit 99.1

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of MindWalk Holdings Corp. (the "Company”, “MindWalk” for the three months ended July 31, 2025, together with the audited consolidated financial statements and accompanying MD&A of the Company for the year ended April 30, 2025. This MD&A is the responsibility of management and was reviewed and approved by the Board of Directors of MindWalk on September 15, 2025.

The referenced financial statements have been prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IFRS”) and as applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. Except as otherwise noted, all dollar figures in this MD&A are stated in Canadian dollars, which is the Company’s reporting currency.

We have prepared this MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. Additional information relating to MindWalk Holdings Corp. including our most recently completed [Annual Information Form] and our Annual Report on Form 20-F for the fiscal year ended April 30, 2025, is available on our website at www.mindwalkAI.com and can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

This document contains forward-looking statements about MindWalk's future outlook, future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which MindWalk is a party, product development, future revenue growth, research and development initiatives, and general market trends and developments. These statements, which involve expectations, estimates, and projections, are not guarantees of future performance and involve risks and uncertainties that are difficult to predict and/or are beyond MindWalk's control.

The forward-looking statements are based on certain assumptions, including the progress, timing, and costs related to the execution of MindWalk's business plan and strategy; estimates and projections regarding the industry in which MindWalk operates; the future success of research and development activities, including the advancement of MindWalk's AI technologies, the LensAI software, and HYFTTM technology. Assumptions are also made on the absence of material changes in various areas such as regulatory environment, general business and economic conditions, market demand for MindWalk's services, competitive landscape, and technological disruptions. Furthermore, the statements take into account estimates regarding future financing and capital.

The success of MindWalk's AI technologies is subject to inherent uncertainties of technology development and implementation, including the complexity of tasks the AI is being developed to perform, potential technical difficulties, the necessity for continuous adaptation to new scientific findings and data, and regulatory and ethical considerations. Furthermore, the potential for MindWalk's AI technologies to generate revenues is contingent upon market acceptance, development of commercially viable applications, and establishment of successful business models.

Forward-looking statements inherently carry risks and uncertainties that could cause actual outcomes and results to differ materially from current expectations. Thus, these statements should be approached with caution, and undue reliance on them should be avoided. Some of these risks and uncertainties are outlined in the 'RISKS AND UNCERTAINTIES' section of this MD&A. It is important to

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

note that forward-looking statements are not assurances of future performance. As actual results and future events could vary significantly from those anticipated in these statements, they should not be taken as accurate predictions. Despite the potential updates or revisions of forward-looking statements due to new information or future events, MindWalk is under no obligation to make these changes unless required by law. These cautionary notes serve to qualify all forward-looking statements contained in this MD&A explicitly.

CAUTION REGARDING NON-IFRS MEASURES

In addition to the results reported in accordance with IFRS, this MD&A makes reference to certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures, including “adjusted EBITDA” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Management believes that these measures provide useful information in that they may exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between periods. For further details, please refer to the Non-IFRS Financial Measures section later in this document.

GENERAL

Founded on November 22, 1983, and incorporated under Alberta law, MindWalk's common shares ("Common Shares") currently trade on the Nasdaq Capital Market under the ticker symbol "HYFT". The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025.The corporate headquarters of MindWalk is situated at Industrious 823 Congress Ave Suite 300 Austin, Texas, 78701.

OVERVIEW

The Company is a leading biotherapeutic research and technology firm, distinguished by its proficiency in both in silico and wet lab methodologies. At the intersection of systems biology, multi-omics modeling, and complex artificial intelligence systems, the company has carved out a unique space within the field. The core of the Company's operations encompasses a diverse suite of proprietary technologies that aid in the exploration, discovery, and development of novel drugs and biologics.

Integrated within MindWalk's wet lab infrastructure is a diverse array of in silico technologies. As an end-to-end service provider of antibody discovery and development, MindWalk’s state-of-the-art computational methodologies allow the Company to perform detailed and comprehensive evaluations across various stages of biologic discovery and development.

The synergy between MindWalk's in silico analyses and wet lab technologies enhances the efficacy of the workflow, thereby offering a unique value proposition to its partners aimed at reducing the time, cost and risk associated with therapeutic antibody discovery and development. This strategic integration underscores MindWalk's commitment to innovative solutions, driving not only operational efficiency but also pioneering advancements in the industry.

The Company believes that its experience, innovation, technologies, scientific rigor, and focus on producing quality products, provide a unique experience in one-stop service offerings, and assist the Company in its aim to reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics, Contract Research Organizations ("CRO") space, as well as accretive growth through strategic expansion of its operations in Europe, by acquiring and integrating innovative technologies, and through investments in research and development (“R&D”).

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

Services

The breadth of services provided by MindWalk unfolds sequentially in alignment with the process of antibody discovery and development. Starting from the in silico arena, the Company utilizes custom antigen modeling, target analysis using Natural Language Processing, and the patented HYFTTM analysis to lay the groundwork for the subsequent experimental phases.

As the projects transition into the wet lab phase, MindWalk's capabilities diversify, offering an array of services such as design and manufacturing, B cell sorting incorporating MindWalk's proprietary Function First B Cell screening and sequencing, and antibody development. MindWalk's wet lab antibody discovery technologies are compatible with in-depth mining of antibody repertoires by next generation sequencing and computational analysis. The Company's hybridoma discovery and production services, enhanced by multiplexed high-throughput screening and single clone-picking, complement the expertise it possesses with transgenic animals and multi-species antibody discovery.

The Company then steps into antibody characterization studies, which encompass affinity measurements, epitope landscape profiling, functional assays, and in silico analyses including immunogenicity, three-dimensional modeling, epitope mapping, antibody binning, relative affinity rankings, molecular docking, and off-target analyses. Additional services include the creation of bi-specifics, recombinant cloning, protein and antibody production and downstream processing, stable cell line generation, antibody engineering, and cryopreservation and cryostorage.

MindWalk's wholly owned subsidiary, MindWalk Biologics, has received recognition as approved CRO for top-tier transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. The subsidiary also forms a critical component of the Company's R&D investments, promoting the development of proprietary technologies like B cell Select®.

Moreover, in the past two years, the Company has gained increasing recognition as a rising leader in the biologics and AI CRO space, with a focus on organic growth through market penetration and service diversification, as well as strategic expansion with platform and process integration. Furthermore, end-to-end services have been leveraged through acquisition, enabling a steady foundation for future growth.

Operations of the Company

MindWalk is a global operation with a presence in Diepenbeek in Belgium, Victoria, British Columbia, in Canada and Fargo, North Dakota and Austin, Texas in the United States. This broad reach enables MindWalk to tap into thriving locations that strongly support the life sciences industry and the development of artificial intelligence.

The Company's leadership, spanning North America and Europe, holds global responsibility for financial and accounting oversight, sales and marketing, investor relations, and information technology. An enterprise resource management system aids in automating marketing and sales, enhancing customer relationship management, and simplifying accounting, financial reporting, and project management tasks.

The principal executive office is in Austin, Texas and the Company’s base office in Canada is in Victoria, British Columbia. The base for U.S. operations is in Fargo, North Dakota. MindWalk Biologics operates from Victoria, British Columbia (Canada), performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions and further developing and improving technologies such as its B cell Select® platform.

On April 14, 2022, the Company successfully acquired MindWalk BV, BioKey BV, and BioClue BV, a group of innovative artificial intelligence entities based in Belgium. These entities are leaders in the field of multi-omics and in silico biotechnology, specializing in the intricate task of identifying unique biological fingerprints within proteins, RNA, and DNA across multiple information layers, giving rise to unprecedented insights into biological molecules, including intricate relationships between protein structure and function. They have constructed a comprehensive knowledge base of these distinctive biological markers, which serves as a significant tool for their

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

comparison and processing. This strategic acquisition further bolsters the Company’s standing in the rapidly advancing fields of multi-omics and in silico antibody discovery and development.

The Company continues to broaden its intellectual property portfolio in additional, meaningful ways, including internal R&D, acquisitions, and collaborations. There is also an emphasis on therapeutic antibody asset development in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, and atherosclerosis.

STRATEGY AND OUTLOOK

The management team at MindWalk places a strong emphasis on initiatives designed to increase revenue, enhance internal assets, and maximize shareholder value. Central to the Company's mission is the aspiration to fundamentally transform the approach to biotherapeutic discovery and development. By integrating its advanced AI-driven software, LensAI, MindWalk aims to introduce a new paradigm that underscores accuracy, precision, speed, and cost-effectiveness, thereby changing how the world processes complex and disparate data.

One core component of MindWalk's strategy is the integration of LensAI's in silico capabilities into its services. LensAI adds high-through-put in silico analytical capabilities early in the discovery and development cycle, which enhances the Company's traditional wet lab services.

MindWalk's goal is to be the world's premier partner for complex AI-driven therapeutic antibody discovery and development, providing a rapid, integrated, accurate, data-driven, technologically advanced continuum of services. The Company works towards accelerating the transition of novel therapies from idea to the clinic by providing a bridge between highly accurate in silico predictions and wet lab validations. MindWalk's in silico tools, powered by LensAI, can predict potential targets, antibody binding characteristics, therapeutic developability, safety and tolerability, functional outcomes, and provide iterative feedback from wet lab experiments designed to refine these predictions and improve the accuracy of its AI models.

Pharmaceutical industry trends suggest an increasing reliance on external partners like MindWalk for expertise, cost-effectiveness, and rapid turnaround times. As a service provider with both wet lab and AI-driven in silico capabilities, management believes the Company aligns well with these industry needs.

The antibody discovery and development services sector, including CROs and specialized technology providers, is experiencing strong momentum. The market was valued at approximately US $8.3 billion in 2024 and is expected to grow at a 9–10% CAGR, more than doubling to around US $20 billion by 2034. This growth is driven by rising demand for outsourced expertise and advanced platforms that accelerate therapeutic pipelines.

In parallel, the global monoclonal antibody market continues its expansion. Valued at US $210 billion in 2022, it is projected to reach nearly US $495 billion by 2030 at an 11% CAGR, with some forecasts suggesting it could surpass US $900 billion by 2035. Monoclonal antibodies remain one of the largest and fastest-growing therapeutic categories, particularly in oncology, autoimmune, and infectious disease.

Artificial intelligence is now reshaping this landscape through SaaS-based drug discovery platforms. The AI in drug discovery market was estimated at roughly US $6.3 billion in 2024 and could grow to US $16.5 billion by 2034, while more aggressive forecasts see expansion to over US $35 billion. These platforms offer biopharma companies the ability to integrate predictive modeling, optimize candidate selection, and reduce R&D timelines.

Supporting all of these advances is the drug discovery informatics and data management market. Valued at around US $3.7 billion in 2024, it is forecast to grow at an ~11% CAGR to over US $7 billion by 2030, and as high as US $11 billion by 2034 in some estimates. This reflects the industry’s growing recognition that scalable, integrated data systems are critical for translating laboratory insights into clinical breakthroughs.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

MindWalk is not simply following industry trends but is working to establish new standards in biotherapeutics research. The Company positions itself as a leader in AI-integrated discovery by combining proprietary in silico technologies with established wet-lab capabilities. This integrated model supports innovation and enhances the Company’s ability to deliver comprehensive solutions across the drug discovery and development value chain.

AI for Drug Discovery

AI is increasingly becoming a critical enabler in drug discovery and development, supporting target identification, molecular design, and candidate screening at scale. Its ability to analyze complex biological datasets allows researchers to uncover disease mechanisms, establish biomarkers, and generate predictive models that improve the efficiency of R&D. The AI in drug discovery market was estimated at approximately US $6.3 billion in 2024 and is projected to reach more than US $16.5 billion by 2034, with some forecasts suggesting growth could exceed US $35 billion over the same period. This rapid expansion reflects the increasing reliance on AI to accelerate timelines, reduce costs, and improve the probability of success in drug development. Within this context, the Company’s LensAI platform leverages proprietary methodologies to align with these industry trends, integrating AI-driven analysis with wet-lab validation to support comprehensive antibody discovery and development.

The acquisition of MindWalk in April 2022 marked a significant advancement for the Company. MindWalk brings its unique and proprietary HYFT® technology that adds accuracy and transparency (explainability) to traditional AI approaches and algorithms, an extremely important feature, especially in the life sciences.

The Company's AI-driven software, LensAI, takes advantage of this technology. It enables the Company to extract the potential from data, discover connections between data, and pull new and valuable information from existing data. Furthermore, MindWalk's HYFT framework converts unstructured data into structured data, allowing for default feature reduction and efficient downstream analysis using advanced AI/ML techniques. The HYFT™ fingerprints create a link between sequences and literature analysis through a bottom-up Natural Language Processing approach, providing a universal syntax for the language of biology. This proprietary pattern and profile detection is crucial for understanding diseases and biological processes.

MindWalk's HYFT framework makes all accessible biological data rapidly computable. The technology developed by MindWalk offers a solution for "omics" (DNA, RNA, amino acids) data management, analysis, and storage, effectively addressing the current challenges and bottlenecks in bioinformatics. The integration of this technology with the LensAI platform results in an incredibly efficient system for managing and analyzing omics data. This combination of technologies is capable of processing huge tasks at high speed and scale, all while maintaining a light computational footprint.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

OVERALL PERFORMANCE AND LIQUIDITY OF CONTINUING OPERATIONS

The Company achieved revenues of $3.2 million during the three months ended July 31, 2025, a 27.8% increase from 2024 revenues of $2.5 million. The Company incurred total operating expenses of $5.7 million during the three months ended July 31, 2025, a decrease of $0.2 million compared to the three months ended July 31, 2024. Net loss for continuing operations totaled $4.1 million and $4.3 million for the three months ended July 31, 2025 and 2024, respectively.

As of July 31, 2025, the Company had cash on hand and restricted cash of $5.0 million compared to $10.8 million as of April 30, 2025. The Company expects its cash on hand as of July 31, 2025 will be insufficient to fund the Company's operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

RESULTS OF CONTINUING OPERATIONS

Comparison of the three months ended July 31, 2025 and 2024

Revenue

	Three Months Ended July 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Project revenue	3,126	2,437	689	28.3%
Product sales revenue	2	2	—	0.0%
Cryostorage revenue	33	34	(1)	-2.9%
Total revenue	3,161	2,473	688	27.8%

The Company achieved revenue of $3.2 million during the three months ended July 31, 2025, a 27.8% increase from the three months ended July 31, 2024.

Gross Profit

	Three Months Ended July 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Gross profit	1,527	1,010	517	51.2%
% of total revenue	48%	41%

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

Gross profit totaled $1.5 million during the three months ended July 31, 2025, an increase of 51.2% compared to the three months ended July 31, 2024. The increase in gross profit reflects the increase in project revenues, offset by increases in supplies, repairs and maintenance.

Research and development

	Three Months Ended July 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Research and development	1,049	1,489	(440)	-29.6%

During the three months ended July 31, 2025, research and development expenses decreased to $1.0 million from $1.5 million during the three months ended July 31, 2024. The decrease reflects reallocating project-related R&D efforts to cost of sales

Sales and marketing

	Three Months Ended July 31,
(in thousands)	2025 $	2024 $	Change $	Change %
Sales and marketing	1,343	539	804	149.2%

Sales and marketing expenses totaled $1.3 million during the three months ended July 31, 2025, compared to $0.5 million during the three months ended July 31, 2024. The increase in sales and marketing expenses reflect an increase in advertising related to digital campaign expenses.

General and administrative

	Three Months Ended July 31,
(in thousands)	2025 $	2024 $	Change $	Change %
General and administrative	3,294	3,354	(60)	-1.8%

During the three months ended July 31, 2025, general and administrative expenses totaled $3.3 million, a decrease of $0.1 million compared to the three months ended July 31, 2024 from a reduction in bad debt expense and a decrease in salary and benefit expenses.

Other Income / Expense

	Three Months Ended July 31,
(in thousands)	2025 $	2024 $	Change $
Grant income	6	138	(132)
Interest, accretion and other income	5	(2)	7
Unrealized foreign exchange loss	(31)	(140)	109
Total other income (expense)	(20)	(4)	(16)

The Company recorded a negligible amount of other income (expense) during the three months ended July 31, 2025, compared to other income of $20 thousand during the three months ended July 31, 2024. This decrease includes lower grant income.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters, as adjusted for the accounting policy change for discontinued operations as discussed in Note 2:

	Three Months Ended ($)
(in thousands, except share data)	July 31, 2025	April 30, 2025	January 31, 2025	October 31, 2024
Total revenue	3,161	2,746	2,728	2,679
Cost of sales	1,634	1,155	967	1,310
Gross profit	1,527	1,591	1,761	1,369
Operating expenses	5,686	4,713	26,620	5,424
Other income (expenses)	(20)	(390)	(106)	(224)
Income taxes	(91)	(75)	(3,013)	(731)
Net loss from continuing operations	(4,088)	(3,437)	(21,952)	(3,548)
Net income from discontinued operations	1,129	1,276	431	995
Net loss	(2,959)	(2,161)	(21,521)	(2,553)
Basic and diluted loss per share*	(0.07)	(0.05)	(0.66)	(0.09)

	Three Months Ended ($)
(in thousands, except share data)	July 31, 2024	April 30, 2024	January 31, 2024	October 31, 2023
Total revenue	2,473	2,518	3,109	2,497
Cost of sales	1,463	1,923	1,744	1,298
Gross profit	1,010	595	1,365	1,199
Operating expenses	5,884	20,605	5,504	4,840
Other income (expenses)	(4)	55	(118)	226
Income taxes	(666)	(1,414)	(862)	(202)
Net loss from continuing operations	(4,212)	(18,541)	(3,395)	(3,213)
Net income from discontinued operations	213	932	718	804
Net loss	(3,999)	(17,609)	(2,677)	(2,409)
Basic and diluted loss per share*	(0.15)	(0.71)	(0.11)	(0.10)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

Revenue

The Company achieved revenue of $3.2 million during the three months ended July 31, 2025, an increase of 27.8% from the same period in the previous year, reflecting an increase in project revenue as well as product revenue.

Gross Profit

The Company recorded a gross profit margin of 48% during the three months ended July 31, 2025, as compared to 41% compared to July 31, 2024. The increase in gross profit margin during the period ended July 31, 2025 was primarily attributable to the increase in revenue, offset by higher supply cost as a result of increased projects as well as an increase in lab repair and maintenance costs.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

Operating Expense

Fluctuations in operating expenses was driven primarily by research and development expenses and sales and marketing, while general and administrative expenses were essentially flat, as compared to the period ended July 31, 2024. R&D expenses decreased due to a reallocation of project-related R&D efforts to cost of sales, while sales and marketing increased due to advertising related to digital campaign expenses, as compared to the period ended July 31, 2024.

Other Income (Expense)

Other income (expense) is primarily influenced by unrealized foreign exchange gains or losses stemming from contractual and cash holdings denominated in euros or U.S. dollars. This component can vary from quarter to quarter, transitioning between gains and losses due to fluctuations in foreign currency exchange rates.

During the three-month period ended July 31, 2025, the Company recorded $6 thousand in grant income from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the condensed interim consolidated financial statements and accompanying notes for the year ended April 30, 2025.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted operating EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Three months ended July 31,
(in thousands)	2025 $	2024 $
Net loss	(2,959)	(3,999)
Income taxes	(91)	(666)
Amortization and depreciation	740	691
Foreign exchange realized loss	2	8
Interest expense	59	56
Interest, accretion and other income	(5)	2
Unrealized foreign exchange loss	31	140
Share-based payments	55	165
Adjusted EBITDA	(2,168)	(3,603)

	Three months ended July 31,
(in thousands)	2025 $	2024 $
Operating expenses	(5,686)	(5,884)
Amortization and depreciation	201	528
Foreign exchange loss	2	8
Interest expense	59	56
Share-based payments	55	165
Adjusted Operating Expenses	(5,369)	(5,127)

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

On July 16, 2024, YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount. In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company provided certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

As of January 31, 2025, the company completed the ATM, alongside the full conversion of the debenture with Yorkville.

As of July 31, 2025, the Company held cash of $5.0 million (April 30, 2024 – $10.8 million). During the three months ended July 31, 2025, the cash used in operating activities was $4.2 million. As part of the investing activities, the Company made property and equipment purchases of $0.3 million. As part of the financing activities, the Company incurred lease repayments of $0.3 million.

The consideration paid for the acquisition of MindWalk includes a contingent earnout payment based on the profitability of MindWalk over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. As of July 31, 2025, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

Although the Company is a going concern, the Company does not have cash reserves to fund all its operations for one year, and strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of common shares. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets or curtail or discontinue the Company's operations.

On August 6, 2025, the Company completed the sale of its IPA Europe B.V. to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12 million USD. The transaction generated $11.7 million USD in net proceeds. The divestiture included the purchase of the net assets of IPA Europe B.V., including the Oss and Utrecht locations. The impact of this transaction will be reflected in the Company’s consolidated financial statements for the fiscal year ending April 30, 2026, subject to the customary post-closing adjustments. The final amount of the gain or loss has not yet been determined as the purchase price adjustments are ongoing.

CAPITAL EXPENDITURES

The Company made property and equipment purchases of $0.3 million during the three months ended July 31, 2025 (2024 - $0.3 million).

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

OUTSTANDING SHARE DATA

The Company’s outstanding share information as of September 12, 2025 is as follows:

Security	Number	Exercise Price		Expiry date
Issued and outstanding common shares	46,157,312		NA	NA
Stock options	220,000		$8.50	September 1, 2025
Stock options	134,000		$20.30	January 6, 2026
Stock options	5,650		$6.89	January 2, 2026
Stock options	235,000		$7.94	January 7, 2027
Stock options	16,000		$8.30	January 13, 2027
Stock options	64,000		$5.79	May 15, 2027
Stock options	7,265	USD	$4.10	February 19, 2027
Stock options	471,452	USD	$4.10	February 19, 2028
Stock options	60,000	USD	$1.48	January 19, 2034
Stock options	8,000	USD	$1.47	January 4, 2033
Stock options	8,000	USD	$1.47	January 23, 2033
Stock options	8,000	USD	$1.47	March 1, 2033
Stock options	4,000	USD	$1.47	April 2, 2033
Stock options	4,000	USD	$1.47	May 8, 2033
Stock options	8,000	USD	$1.47	June 11, 2033
Stock options	4,000	USD	$1.47	August 8, 2033
Stock options	8,000	USD	$1.47	November 13, 2033
Stock options	12,000	USD	$1.47	January 1, 2034
Stock options	4,000	USD	$1.47	February 1, 2034
Stock options	8,000	USD	$1.47	February 19, 2034
Stock options	595,000	USD	$0.86	August 2, 2034
Warrants	130,111	USD	$16.81	February 3, 2026
Warrants	56,650	USD	$1.00	December 8, 2028
Restricted Stock Units	11,500	USD	$0.30	October 14, 2027
Restricted Stock Units	19,806	USD	$0.30	February 24, 2028
Total	48,259,746

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Estimates and judgments applied in preparation of the consolidated financial statements are the same as those presented in the Company’s audited annual financial statements for the year ended April 30, 2025.

ADOPTION OF NEW ACCOUNTING STANDARDS

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We adopted these amendments in our first fiscal quarter ending July 31, 2024 with no impact noted to our classification of liabilities.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer (“CEO”) and the interim Chief Financial Officer (“ICFO”) have designed disclosure controls and procedures or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the CEO and ICFO by others within the Company, and such disclosure controls and procedures were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and ICFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our management, with the participation of our CEO and ICFO, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on such evaluation, our CEO and ICFO have concluded that, as of such date, our disclosure controls and procedures were not effective because of a material weakness in our internal control over financial reporting as described below during the three-month period ended July 31, 2025.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Management identified the following material weakness in internal controls over financial reporting during the three-month period ended January 31, 2025, which continues to exist at July 31, 2025:

Management concluded that we did not have sufficient resources to assist in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis.

Ongoing Remediation Efforts to Address the Identified Material Weakness

Management, with oversight from the Audit Committee of our Board of Directors, is taking steps to remediate the control deficiencies which resulted in the material weakness described above by designing and implementing remediation measures intended to address the material weakness as of July 31, 2025, by implementing subject matter expert reviews to our internal control over financial reporting. The remediation measures intended to correct the material weakness includes engaging with expert and subject matter consultants on such complex accounting issues that may arise, as well as providing additional in-house training to personnel to support internal controls over financial reporting. With the additional measures, we intend to enhance our technical accounting expertise within the Company to better identify and address complex technical accounting issues if and when they arise.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above. When operational, we believe the controls we have designed or plan to design will remediate the control deficiency that has led to the material weakness that we have identified. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Changes in internal control

MINDWALK HOLDINGS CORP.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED JULY 31, 2025 AND JULY 31, 2024

We are working towards implementing processes and procedures to address the material weakness noted above. Other than changes in personnel, there were no changes in our internal control over financial reporting identified in management’s evaluation during the three-month period ended July 31, 2025, that materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

In connection with National Instrument 52-109 - Certificate of Disclosure in Issuer’s Annual and Interim Filings, the ICFO of the Company has filed a 52-109F2 Certificate of Interim Filings, Full Certificate relating to the establishment and maintenance of disclosure controls and procedures and internal controls over financial reporting with respect to the financial information contained in the unaudited condensed interim consolidated financial statements for the three months ended July 31, 2025 and this accompanying MD&A.

For further information, the reader should refer to the Company’s Certificate of Interim Filings and the Annual Filings on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, deferred acquisition payments, and leases. The fair value of investment is determined based on “Level 3” inputs which consist of unobservable inputs to the valuation methodology used. As of July 31, 2025, the Company believes the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, and deferred payments approximate their fair values because of their nature and relatively short maturity dates or durations.

RISKS AND UNCERTAINTIES

There are numerous and varied risks, known and unknown, that may prevent the Company from achieving its goals. A detailed description of the risks and uncertainties pertaining to the Company’s operations can be found in the Company’s Annual Report on Form 20-F for the fiscal year ended April 30, 2025. The Company is not aware of any significant changes to the risks and uncertainties disclosed at that time.

The Company’s Annual Report on Form 20-F can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

FURTHER INFORMATION:

Additional information relating to the Company can be found on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.